Filed Pursuant to Rule 433
File No. 333-132177
For Immediate Release
Citigroup Inc. (NYSE: C)
January 17, 2008
Citi Prices $2.9 Billion Public Offering of
6.5% Convertible Preferred Stock
NEW YORK — Citi announced today that it has priced a public offering of depositary shares representing 58,000 shares of 6.5% Series T Non-Cumulative Convertible Preferred Stock with a liquidation preference of $50,000 per share ($50 per depositary share), resulting in an aggregate liquidation preference of $2.9 billion. The offering, which was significantly oversubscribed, is expected to close on January 23, 2008.
The Series T Convertible Preferred Stock will pay, when and if declared by the company’s board of directors, dividends in cash at a rate of 6.5% per annum, payable quarterly. The first dividend payment date will be February 15, 2008.
Each share of the Series T Convertible Preferred Stock will be convertible at any time, at the option of the holder, into 1,482.3503 shares of common stock of the company, which represents a conversion price of $33.73 per share of common stock.
The Series T Convertible Preferred Stock is perpetual and has no maturity date. On or after February 15, 2013, the Series T Preferred Stock, at the option of the company, will be convertible into the company’s common stock at the conversion rate, if the price of the company’s common stock exceeds 130% of the conversion price. On or after February 15, 2015, the company may redeem the Series T Convertible Preferred Stock on any dividend payment date.
Citi Markets & Banking is serving as sole book-running manager of this offering. The offering will be made under the company’s existing shelf registration statement filed with the Securities and Exchange Commission.
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Citi, the leading global financial services company, has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Citi’s major brand names include Citibank, CitiFinancial, Primerica, Smith Barney and Banamex. Additional information may be found at www.citigroup.com or www.citi.com.

Citi has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citi has filed with the SEC for more complete information about Citi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citi’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.
Contacts

Media:
Christina Pretto	(212) 559-9560
Michael Hanretta	(212) 559-9466
Shannon Bell	(212) 793-6206

Investors:
Scott Freidenrich	(212) 559-2718
Arthur Tildesley	(212) 559-2718

Fixed Income Investors:
Maurice Raichelson	(212) 559-5091